ACACIA DIVERSIFIED HOLDINGS, INC.
13575 58th Street N., #138
Clearwater, FL 33760
(727) 678-4420

May 30, 2018

Ms. Melissa Gilmore
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:          Acacia Diversified Holdings, Inc.
10-K for the Year Ended December 31, 2017
Filed April 2, 2018
File No. 001-14088

Dear Ms. Gilmore:

We are in receipt of the staff’s comment letter dated May 15, 2018.  We are currently in the process of amending our Form 10-K filing (Amendment No. 1), which will include Exhibit 23 regarding the independent registered public accounting firm’s consent, based on your comments. We anticipate the Amendment No. 1 will be filed on or before May 30, 2018.  The following is a response to each of your comments.

Form 10-K for the Year Ended December 31, 2017

General

1.
We note that your annual report is incorporated by reference in the Form S-8 filed February 26, 2018. As such, please amend and provide the consent of your independent registered public accounting firm or tell us why a consent is not required. Refer to Item 601(b)(23)(ii) of Regulation S-K.

Response:  We acknowledge the staff’s comment and have filed an amended Form 10-K which includes the consent of our independent registered public accounting firm as Exhibit 23.

We appreciate the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com via email with any questions or comments.

Sincerely,

ACACIA DIVERSIFIED HOLDINGS, INC.

/s/ Richard K. Pertile, CEO